Filed by Fairfax Financial Holdings Limited

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Allied World Assurance Company Holdings, AG

Subject Company’s Commission File Number: 001-32938

Date: December 19, 2016

FAIRFAX FINANCIAL TO ACQUIRE ALLIED WORLD FOR $4.9 BILLION
IN CASH AND STOCK

(Unless otherwise provided herein, all dollar amounts in this announcement are expressed in U.S. dollars)

December 18, 2016 - Toronto, Ontario and Zug, Switzerland:

Highlights:

•                  Cash and share offer with dividend for total value of $54.00 per Allied World share - $10.00 in cash and $44.00 in Fairfax Shares

•                  18% premium to the last close per Allied World share

•                  Fairfax has the option to increase the total cash payable to Allied World shareholders by up to $30.00 per Allied World share, for a total of $40.00 cash per Allied World share

•                  Offer unanimously supported by the Allied World board

•                  Combination of Allied World and Fairfax creates a world leader in property and casualty insurance, reinsurance and investments (more details in investor presentation at http://www.fairfax.ca/Investors/Allied_World/default.aspx)

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) and Allied World Assurance Company Holdings, AG (“Allied World”) (NYSE: AWH) are pleased to announce that they have entered into a merger agreement (the “Agreement”), pursuant to which Fairfax will acquire all of the outstanding registered ordinary shares of Allied World (the “Allied World Shares”).  Under the terms of the Agreement, based on Friday’s closing stock price on the TSX for Fairfax of C$614.45 ($460.65), Allied World shareholders would receive a combination of Fairfax subordinate voting shares (the “Fairfax Shares”) and cash equal to $54.00 per Allied World Share, for a total equity value of approximately $4.9 billion.  The $54.00 per share offer price represents a premium of 18% to the closing price of $45.77 per Allied World Share on December 16, 2016, being the last business day prior to this announcement. The transaction has been unanimously approved by the boards of directors of both companies.

Allied World’s position as a market-leading global property, casualty and specialty insurer and reinsurer, its major worldwide presence and its disciplined approach to underwriting make it a natural candidate to join Fairfax’s expanding worldwide operations. Allied World’s growing international reach is highly complementary to Fairfax’s existing worldwide operations and the acquisition further diversifies Fairfax’s group risk portfolio. In addition, Allied World will be able to leverage Fairfax’s expertise in Canada, the United States and international insurance and reinsurance markets, thus enhancing Allied World’s global product offering and providing it with expanded underwriting opportunities and support.

“We are excited to have Allied World join the Fairfax group,” said Prem Watsa, Chairman and CEO of Fairfax. “Allied World is a high-quality company with an excellent long-term track record and an outstanding management team led by Scott Carmilani. Allied World will operate within the Fairfax group on a decentralized basis after closing, and we are looking forward to supporting Scott and the entire team at Allied World in growing their business over the long-term.”

“This is a tremendous opportunity for Allied World,” said Scott Carmilani, President, CEO and Chairman of Allied World.  “Our shareholders are being rewarded for the strong performance of Allied World over the last 10 years since going public.  We are strategically aligning ourselves with Fairfax, one of the premier companies in the insurance industry which has a great track record of supporting their operating companies and creating value for shareholders.  We are excited to be joining the Fairfax organization - we share their passion for underwriting excellence and their entrepreneurial approach to growing the business with a long-term orientation.   Our shareholders will benefit from Fairfax’s tremendous investment capabilities as demonstrated by its superior long-term investment track record.  The success of Fairfax’s decentralized approach in empowering their management teams to drive profitable underwriting and combining Fairfax’s investment philosophy will position us to create long-term value for shareholders.  Fairfax provides a great home for Allied World to continue to build a strong business for our customers, business partners and employees.”

Transaction Summary

Under the terms of the Agreement, Allied World shareholders will receive cash consideration of $10.00 for each Allied World Share, $5.00 of which will be paid in the form of a pre-closing cash dividend by Allied World.  A portion of the stock consideration, having a value of $14.00 based on the closing price of Fairfax Shares as of December 16, 2016 (the “Fairfax Closing Price”), is payable at a fixed exchange ratio of 0.030392. The remaining portion of the stock consideration to Allied World will be a number of Fairfax Shares with a value equal to $30.00, with such number of Fairfax Shares determined based on the volume weighted average closing price of Fairfax Shares for the 20 trading days ending on the day prior to closing (provided that this volume weighted average price is no less than $435.65 and no greater than $485.65 per share, $25.00 below and above the Fairfax Closing Price, respectively). If the volume weighted average price of Fairfax Shares during this period is above $485.65, the stock portion of the consideration will be fixed at 0.061772 Fairfax Shares for each share of Allied World, and if it is below $435.65 per share, the stock portion of the consideration will be fixed at 0.068862 Fairfax Shares for each share of Allied World.  Additionally, on or before 75 days after the date of the Agreement, Fairfax has the option to replace on a dollar-for-dollar basis this portion of the stock consideration with cash in an amount up to $30.00 per Allied World Share, together with the dividend, for up to a total cash consideration of $40.00 per Allied World Share.  Fairfax may elect to fund the $30.00 in cash by an equity or debt issuance or by bringing in third party partners.

It is intended that the transaction will be effected by way of an exchange offer (the “Offer”), followed by a squeeze-out merger (the “Merger”), both in accordance with the applicable laws.

The transaction is subject to a sufficient number of the outstanding Allied World Shares having been tendered in the Offer, approval by Allied World shareholders and, to the extent required by applicable regulations, Fairfax shareholders, approvals from applicable regulators and satisfaction of other customary closing conditions.  Closing of the transaction is currently expected to occur in the second quarter of 2017.

In accordance with section 611(c) of the Toronto Stock Exchange (“TSX”) Company Manual, the transaction will require the approval of Fairfax shareholders by a majority vote since the Fairfax Shares issued in the transaction will exceed 25% of the total number of outstanding Fairfax Shares (assuming Fairfax does not exercise its option to replace part of the share consideration with cash). Prem Watsa, Fairfax’s Chairman and CEO, and The Sixty Two Investment Company Limited (“Sixty Two”), a company controlled by Prem Watsa, who collectively hold an aggregate voting interest in Fairfax of approximately 43%, have signed a voting support agreement in favour of the Fairfax share issuance necessary in connection with the transaction. Fairfax intends to seek written consents from other shareholders of Fairfax that, together with the votes represented by the shares held by Prem Watsa and Sixty Two, represent more than 50% of the votes attached to all multiple and subordinate voting shares of Fairfax and will request that the TSX accept these written consents to support the transaction as evidence of shareholder approval and not require Fairfax to hold a shareholders’ meeting to approve the issuance of Fairfax Shares in connection with the transaction.  In the event that Fairfax is unable to proceed by written consent, a meeting of Fairfax shareholders will be convened to approve the share issuance.

The Offer documents will be made available on Fairfax’s website at www.fairfax.ca and will also be available on EDGAR at www.sec.gov. Further information regarding the transaction, including a copy of the Agreement, will be available on Fairfax’s website at www.fairfax.ca, on Allied World’s website at www.awac.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BofA Merrill Lynch is acting as exclusive financial advisor to Allied World. Fairfax retained Shearman & Sterling LLP as United States legal counsel, Torys LLP as Canadian legal counsel and Homburger AG as Swiss legal counsel. Willkie Farr & Gallagher LLP is acting as United States legal counsel to Allied World and Baker & McKenzie LLP and Walder Wyss Ltd are acting as Swiss legal counsel to Allied World.

Conference Call Information

Fairfax and Allied World will hold a joint conference call to discuss the Offer at 8 a.m. Eastern time on Monday, December 19, 2016. The call, consisting of a joint presentation by Fairfax and Allied World followed by a question period, may be accessed at 1-888-996-4915 (Canada or U.S.) or 1-210-234-0014 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on January 9, 2017. The replay may be accessed at 1-866-427-6404 (Canada or U.S.) or 1-203-369-0894 (International).

About Fairfax

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

About Allied World

Allied World, through its subsidiaries and brand known as Allied World, is a global provider of innovative property, casualty and specialty insurance and reinsurance solutions. Allied World offers superior client service through a global network of offices and branches. All of Allied World’s rated insurance and reinsurance subsidiaries are rated A by A.M. Best Company, A by Standard & Poor’s, and A2 by Moody’s, and our Lloyd’s Syndicate 2232 is rated A+ by Standard & Poor’s and AA- by Fitch.

For further information contact:

Fairfax
Paul Rivett, President
John Varnell, Vice President, Corporate Development
at (416) 367-4941

Allied World
Thomas Bradley
Executive Vice President & Chief Financial Officer
at (646) 794-0509

IMPORTANT INFORMATION AND WHERE TO FIND IT

This announcement is for informational purposes only and does not constitute or form part of an offer to sell or exchange or the solicitation of an offer to buy, exchange or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This announcement is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, or an exemption therefrom.

In connection with the exchange offer for all of the outstanding registered ordinary shares of Allied World, Fairfax expects to file a registration statement on Form F-4, which will include a prospectus and proxy statement of Allied World (the “prospectus/proxy statement”), and a Tender Offer statement on Schedule TO (the “Schedule TO”), and may file amendments thereto, and soon thereafter Allied World will file a Solicitation / Recommendation Statement on Schedule 14D-9 with respect to the exchange offer and may file amendments thereto.  The exchange offer has not yet commenced. The exchange offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Allied World, filed with the United States Securities and Exchange Commission (the “SEC”) and

mailed to Allied World shareholders. The exchange offer will be made by Fairfax or an affiliate of Fairfax and not by any other person.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF ALLIED WORLD ARE URGED TO READ ANY DOCUMENTS REGARDING THE EXCHANGE OFFER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER.

The registration statement, the Schedule TO and other related documents in relation to the exchange offer, as well as Fairfax’s other public filings with the SEC, may be obtained without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at Fairfax’s website, www.fairfax.ca.  This material is not a substitute for the registration statement, the Schedule TO and other related documents in relation to the exchange offer that will be filed with the SEC or sent to shareholders in connection with the proposed transactions.

The proxy statement and any other relevant documents filed by Allied World with the SEC, as well as any amendments or supplements to those documents and Allied World’s other public filings with the SEC, may be obtained without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at Allied World’s website, www.awac.com.

This announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Fairfax may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Fairfax and Allied World and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from Allied World’s and, if necessary, Fairfax’s shareholders in favour of the proposed transactions. Information about Allied World’s directors and executive officers and their ownership in Allied World common stock is available in the proxy statement dated March 10, 2016 for Allied World’s 2016 annual general meeting of shareholders. Information about Fairfax’s directors and executive officers and their ownership of Fairfax common stock is available in the management proxy circular dated March 11, 2016 for Fairfax’s 2016 annual general meeting of shareholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus when it becomes available.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements within the meaning of applicable Canadian and United States securities laws and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These include statements using the words “believe”, “expect”, “seek”, “target”, “outlook”, “may”, “will”, “should”, “could”, “estimate”, “continue”, “expect”, “intend”, “plan”, “predict”, “potential”, “project” and “anticipate”, and similar statements which do not describe the present or provide information about the past. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax, Allied World or the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements reflect the current views of management of Fairfax and Allied World and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, regulatory approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to Fairfax and Allied World, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements, which speak only as of the date they are made. Such factors include, but are not limited to: the failure to complete the Offer and/or the Merger or to complete them on the currently proposed terms; a reduction in net earnings if loss reserves of the combined company are insufficient; underwriting losses on the risks the combined company insures that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding Fairfax’s or Allied World’s estimates; negative rating agency actions; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect the combined company’s investment portfolio; the cycles of the insurance and reinsurance markets and general economic conditions, which can substantially influence the combined company and its competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event the combined company’s reinsurers fail to make payments to the combined company under its reinsurance arrangements; exposure to credit risk in the event the combined company’s insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to the combined company or failure by the combined company’s insureds to reimburse the combined company for deductibles that are paid by the combined company on their behalf; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated; the inability of the combined company’s subsidiaries to maintain financial or claims paying ability ratings; risks associated with implementing the combined company’s business strategies; risks associated with the use of derivative instruments; the failure of hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues; the failure of any of the loss limitation methods that the combined company employs; the combined company’s inability to access cash of its subsidiaries; the combined company’s inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; the combined company’s inability to obtain reinsurance or retrocessional coverage in sufficient amounts, at reasonable prices or on terms that adequately protect it; the passage of legislation subjecting the combined company’s businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which it operates; the impact of acts of terrorism and acts of war; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which the combined company operates; risks associated with legal or regulatory proceedings; failures or security breaches of the combined company’s computer and data processing systems; the influence exercisable by the combined company’s significant shareholder; adverse fluctuations in foreign currency exchange rates; dependence on independent brokers over whom the combined company exercises little control; an impairment in the carrying value of the combined company’s goodwill and indefinite-lived intangible assets; the combined company’s failure to realize deferred income tax assets; assessments and shared market mechanisms which may adversely affect its U.S. insurance subsidiaries; the ability to successfully integrate the transaction and realize certain synergies; and the combined company’s ability to implement and achieve its business strategies successfully. Additional risks and uncertainties are described in: (i) Fairfax’s most recently issued Annual Report which is available at www.fairfax.ca and in its Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com; and (ii) Allied World’s most recently issued Annual Report filed on Form 10-K, which is available on EDGAR at www.sec.gov. Each of Fairfax and Allied World disclaims any intention or obligation to update or revise any forward-looking statements and undertakes no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

There can be no assurance that the Offer and/or the Merger will occur or that the anticipated benefits of the Offer and Merger will be realized. The completion of the Offer and the Merger is subject to various approvals, including competition, antitrust and insurance regulatory approvals.